BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. **Reporting Issuer**

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. **Date of Material Change**

August 22, 2003

Item 3. **Press Release**

August 22, 2003, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Company announced that it has closed the brokered financing announced on August 8, 2003. The Company has sold, on a guaranteed agency basis, 5,239,029 non flow-through Units at $1.05 per Unit and 2,000,000 flow-through common shares at $1.25 per share for gross proceeds to the Company of $8,000,980.

Item 5. **Full Description of Material Change**

The Company announced that it closed the brokered financing announced on August 8, 2003. The Company sold, on a guaranteed agency basis, 5,239,029 non flow-through Units at $1.05 per Unit and 2,000,000 flow-through common shares at $1.25 per share for gross proceeds to the Company of $8,000,980.

Each Unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share at $1.25 on or before the earlier of August 22, 2005 or an accelerated expiry date. If the closing price of the Company's shares is equal to, or higher than $3.00 per share for a consecutive period of 30 trading days, then the expiry date of the warrants will be accelerated to 30 days after the holders receive notice from the Company.

Haywood Securities Inc. ("Haywood") acted as agent, for which the Company paid a $480,059 (6%) cash commission and issued 723,903 (10%) Agent's Warrants which entitle Haywood to purchase up to a maximum of 723,903 common shares at a price of $1.05 per share until August 22, 2005.

The securities in this financing are subject to a hold period until December 23, 2003.

Net proceeds of the financing will be used to fund exploration on the Company's assets, including the McFinley Gold Project, Red Lake, Ontario and for general working capital purposes. Combined with the net proceeds of this financing, Rubicon's working capital is over $10 million.

Because John Tognetti, a principal shareholder of the Company and a director, officer and principal shareholder of Haywood, purchased 500,000 units and 500,000 flow-through shares under the financing, the financing falls within the definition of "related party transaction" for the purposes of Ontario Securities Commission Rule 61-501. Immediately after the closing of the financing, Mr. Tognetti held 5,544,623 common shares, or approximately 11.3% of the Company's issued and outstanding common shares, as well as 809,000 share purchase warrants. The financing was exempt from the formal valuation and minority approval requirements of Rule 61-501 because the fair market value of the securities purchased by Mr. Tognetti is less than 25% of the Company's market capitalization.

All dollars stated are in Canadian funds.

Item 6.   **Reliance on Section 85(2) of the Act**

N/A

Item 7.   **Omitted Information**

None

Item 8.   **Senior Officer**

David W. Adamson, CEO
(604) 623-3333

Item 9.   **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 29th day of August, 2003.

"David W. Adamson"

(Signature)

David W. Adamson, President & CEO
(name of officer – please print)